Exhibit 99.1

Homeinns Special Committee Appoints Financial Advisor and Legal Counsel

Shanghai, China, July 14, 2015 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that its special committee of independent directors of the Company’s Board of Directors (the “Special Committee”) has selected Credit Suisse Securities (USA) LLC (“Credit Suisse”) as its financial advisor and Simpson Thacher & Bartlett LLP (“STB”) as its legal counsel.

As previously announced, the Company’s Board of Directors (the “Board”) formed the Special Committee to consider a potential “going-private” transaction (the “Transaction”) for US$32.81 in cash per American depositary share, proposed by BTG Hotels (Group) Co., Ltd. (“BTG Hotels”), Poly Victory Investments Limited (“Poly Victory”), Ctrip.com International, Ltd. (“Ctrip”), Mr. Neil Nanpeng Shen (“Mr. Shen”), Co-Founder and Co-Chairman of the Board of the Company, James Jianzhang Liang, Co-Founder and Director of the Company and Chairman of the Board of Directors and Chief Executive Officer of Ctrip (“Mr. Liang”), and David Jian Sun, Chief Executive Officer and Director of the Company (“Mr. Sun,” together with BTG Hotels, Poly Victory, Ctrip, Mr. Shen and Mr. Liang, the “Buyer Group”), in a preliminary non-binding proposal letter, dated June 11, 2015.

Credit Suisse and STB will assist the Special Committee with its work in connection with evaluating the proposed Transaction. The Board cautions the Company's shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company's response to the proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

For investor and media inquiries, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

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